

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 14, 2018

Nicole A. Strain
Interim Chief Financial Officer
Kirkland's, Inc.
5310 Maryland Way
Brentwood, Tennessee 37027

     Re: Kirkland's, Inc.
           Form 10-K for the Fiscal Year Ended January 28, 2017
           Filed March 31, 2017
           File No. 0-49885

Dear Ms. Strain:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Jennifer Thompson

                           Jennifer Thompson
                           Accounting Branch Chief
                           Office of Consumer Products